Exhibit 3.1
RESTATED CERTIFICATGE OF INCORPORATION
OF
ACCESS PLANS USA, INC.
Access Plans USA, Inc., an Oklahoma corporation (this “Corporation”) does hereby certify that.
1.	This Corporation hereby restates its Certificate of Incorporation pursuant to Section 1080C of the Oklahoma General Corporation Act.

2.	This Corporation was incorporated on April 16, 1996 under the name “Precis Smart Card Systems, Inc. and amended and supplemented its Certificate of Incorporation on December 1 and December 7, 2000, and on June 18, 2001to change its name to Precis, Inc. This Corporation amended and restated its Certificate of Incorporation on June 18, 2001 and amended it on January 30, 2007 to change its name to Access Plans USA, Inc.

3.	This Amended and Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of this Corporation’s Certificate of Incorporation as up to the date and time hereof as previously amended or supplemented, and that there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation, except as permitted pursuant to Section 1080C of the Oklahoma General Corporation Act.

4.	This Corporation’s Certificate of Incorporated is restated as follows:

FIRST: The name of this Corporation is: Access Plans USA, Inc.

SECOND: The address, including the street, number, city and county, of this Corporation’s registered office in the State of Oklahoma is c/o Corporation Service Company, 115 S. W. 89th Street, Oklahoma City, Oklahoma County, Oklahoma 73139-8511.

THIRD: The nature of business and the purpose of this Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under the general corporation law of Oklahoma.

FOURTH: The total number of shares of capital stock which this Corporation shall have authority to issue is 102,000,000 shares, divided into 100,000,000 shares designated as Common Stock, par value $.01 per share, and 2,000,000 shares designated as Preferred Stock, par value $1.00 per share.

The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are as follows:

Preferred

The board of directors is authorized, subject to limitations prescribed by law and the provisions hereof, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Oklahoma, to establish form time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the board with respect to each series shall include but not be limited to, determination of the following:

(a) The number of shares constituting the series and the distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the rights of priority, if any, of payment of dividends on shares of that series;

(c) Whether that series shall have voting right, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate in such events as the board shall determine;

(e) Whether or not shares shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary with different conditions and at different redemption dates;

(f) Whether that series shall have a sinking fund for redemption or purchase of shares of the series, and if so, the terms and amount of such sinking fund;

(g) The rights of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of this Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(f) Any other relative rights, preferences or limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or set apart for payment before any dividends shall be paid or declared or set apart for payment on the common shares with respect to the same dividend period.

If upon voluntary or involuntary liquidation, dissolution or wind up of this Corporation the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratable amount the shares of all series in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

Common

Each of the shares of the Common Stock of this Corporation shall be equal in all respects to each other share. The holders of shares of Common Stock shall be entitled to one vote for each share of Common Stock held with respect to all matters as to which the Common Stock is entitled to be voted.

Subject to the preferential and other dividend rights applicable to Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared on the Common Stock by the board of directors at any time or from time to time out of any funds legally available therefor.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of this Corporation, after distribution in full of the preferential and/or other amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of this Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them.

FIFTH: Omitted.

SIXTH: For the management of the business and for the conduct of the affairs of this Corporation, and in further definition, limitation and regulation of the powers of this Corporation, its directors and its stockholders or any class thereof, as the case may be, it is further provided that:
(a)	Election of directors need not be by written ballot.

(b)	Prior to receipt of any payment for any of this Corporation’s stock, the by-laws of this Corporation shall be adopted, amended or repealed by the incorporator. Thereafter, the power to adopt, amend or repeal the by-laws is conferred on the board of directors.
SEVENTH: To the fullest extent permitted by the Oklahoma General Corporation Act as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

EIGHTH: This Corporation elects that the Control Share Acquisition Act as set forth in Section 1145 through 1155 of Title 18 of the Oklahoma Statutes shall not apply to this Corporation. Furthermore, this Corporation elects not to be governed by Section 1090.3 of Title 18 of the Oklahoma Statutes.
IN WITNESS WHEREOF, this Corporation has caused this Restated Certificate of Incorporation to be signed by its Chief Executive officer and attested by its Secretary this 27th day of March, 2007.

ACCESS PLANS USA, INC.

By:	/s/	Eliseo Ruiz III

Eliseo Ruiz III
Vice President
ATTEST:

By:	/s/	Karen L. Robb

Karen L. Robb
Assistant Secretary